Exhibit 12.1

FBR CAPITAL MARKETS CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Three months ended March 31, 2009	Year ended December 31,
		2008	2007	2006		2005	2004
Pre-tax income (loss) from continuing operations adjusted to exclude income or loss from equity investees	$(15,076)	$(192,665)	$25,707	$(15,898)		$90,815	$151,440
Fixed charges:
Interest expense on all indebtedness	252	12,457	5,337	54,543		42,630	988
Rental expense deemed to be interest:	1,096	4,614	4,625	4,241		3,820	2,479

Total fixed charges	$1,348	$17,071	$9,962	$58,784		$46,450	$3,467

Pre-tax income (loss) from continuing operations adjusted to exclude income or loss from equity investees plus fixed charges	$(13,728)	$(175,594)	$35,669	$42,886		$137,265	$154,907
Ratio of (losses)/earnings to fixed charges(1)	— (2)	— (2)	3.6 x	—	(2)	3.0 x	44.7 x

(1)

The ratio of earnings to fixed charges was computed by dividing earnings available for fixed charges by fixed charges. Fixed charges consist of interest expense primarily related to collateralized financing transactions and short-term borrowings, and the interest portion of operating lease rental expense (interest factor deemed to be one-third of operating lease rental expense).

(2)

Pre-tax income (loss) from continuing operations adjusted to exclude income or loss from equity investees for the three months ended March 31, 2009 and the years ended December 31, 2008 and 2006 were inadequate to cover total fixed charges. For the three months ended March 31, 2009 and the years ended December 31, 2008 and 2006, we would have needed additional pre-tax income from continuing operations adjusted to exclude income or loss from equity investees of $15,076, $192,665, and $15,898, respectively to achieve coverage of 1:1 in these periods.